Tax-Qualified Retirement Plan Change of Ownership and Rider	In this rider “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America. “You” and “your” mean the owner of the Assignment policy at the time an owner’s right is exercised.

This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

Effective Date of this Rider. This rider is effective on the Register Date of this policy.

You may change the Owner only to the Insured. You may assign this policy only if you are not the Insured or the Insured’s employer and only upon our approval. To the extent allowed by state law, we may refuse our consent to any assignment on a nondiscriminatory basis if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation. We will notify you in writing if we reject your request to assign the policy.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

1[Mark Pearson, Chairman of the Board and Chief Executive Officer	Jose R. Gonzalez, Chief Legal Officer and Secretary]

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